SUPPLEMENTAL FINANCIAL INFORMATION

November 7, 2006

SUPPLEMENTAL FINANCIAL INFORMATION

As disclosed in the comparative unaudited interim consolidated financial statements of Talisman Energy Inc. (“Talisman” or the “Company”) for the nine months ended September 30, 2006 and the related notes (the “Third Quarter Financial Statements”), certain actions during the second and third quarters of 2006 have resulted in certain assets and liabilities being characterized as assets or liabilities of discontinued operations and in operating results from these assets being included in net income from discontinued operations.  The Third Quarter Financial Statements have adjusted the results from the comparative period (the nine months ended September 30, 2005) to reflect the impact of discontinued operations.  The following table sets forth selected financial information for Talisman for the years ended December 31, 2005, 2004 and 2003 derived from our audited consolidated financial statements, as adjusted to incorporate the impact of discontinued operations described in note 1 below.  The adjusted information has not been audited.  The table also sets forth selected financial information derived from the Third Quarter Financial Statements.  You should read this selected consolidated financial information in conjunction with our audited consolidated financial statements and the related notes and the Third Quarter Financial Statements.

	Years Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(millions of dollars, unless otherwise stated)
Income statement items(1):
Sales, continuing operations (net of hedging and royalties)	7,599	5,031	4,325	6,186	5,309

Net income from continuing operations	1,477	584	921	1,187	971
Net income from discontinued operations(2)	84	70	55	220	57

Per common share amounts (Canadian dollars)(1)(3):
Net income from continuing operations	1.34	0.51	0.80	1.08	0.88
Diluted net income from continuing operations	1.31	0.50	0.79	1.05	0.86
Net income from discontinued operations	0.07	0.06	0.04	0.20	0.05
Diluted net income from discontinued operations	0.07	0.06	0.04	0.20	0.05

Cash flow statement items(1):
Cash provided by continuing operations	4,694	2,957	2,409	3,204	3,050
Cash provided by discontinued operations	177	162	145	182	122

Cash (used in) investing activities, continuing operations	(5,823)	(2,698)	(1,582)	(3,287)	(2,725)
Cash provided by (used in) investing activities, discontinued operations	(321)	(59)	(128)	351	(17)

Cash provided by (used in) financing activities, continuing operations	1,346	(401)	(745)	(456)	(87)

Balance sheet items (at period end)(1):
Total assets, continuing operations	17,584	11,977	11,346	19,010	13,709
Assets of discontinued operations	755	431	434	532	417

Total liabilities, continuing operations	12,389	7,511	7,093	12,347	8,691
Liabilities of discontinued operations	221	66	63	177	61

(1)             Discontinued Operations:

United Kingdom

During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in the United Kingdom for proceeds of US$414 million. Operating results from these assets are included in net income from discontinued operations. These agreements closed on November 1, 2006. Assets covered by these agreements are included as assets of discontinued operations.

North America

During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. Operating results from these assets are included in net income from discontinued operations. All but three of these agreements closed as of June 30, 2006, with the resulting gain on disposal of assets of $78 million, net of tax, included in net income from discontinued operations for the nine months ended September 30, 2006.  The three remaining agreements closed in July of 2006 for proceeds of $134 million and a resulting gain on disposition of assets of $69 million, net of tax, which has been recorded in net income from discontinued operations in the third quarter of 2006. Assets covered by all agreements are included as assets of discontinued operations.

During the third quarter of 2006, the Company announced its intention to sell all of its oilsands assets comprised of a 1.25% indirect interest in Syncrude Canada and interests in undeveloped leases. Operating results from the Syncrude Canada interest are included in net income from discontinued operations and the related assets are included as assets of discontinued operations. The gain on disposition of Syncrude will be recorded in net income from discontinued operations,when the transactions are completed. Undeveloped lease costs and future gains on disposition will be reported as part of continuing operations as incurred.

The results for discontinued operations as would be presented in the Company’s Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003 are set forth below. The results for discontinued operations for the nine months ended September 30, 2006 and 2005 are set forth in note 2 of the Third Quarter Financial Statements.

North America	Years Ended December 31,
	2005	2004	2003
	(millions of dollars)
Revenues, net of royalties	185	164	151
Expenses
Operating, marketing and general	55	30	32
Interest	1	—	—
Depreciation, depletion and amortization	38	44	36
Income from discontinued operations before income taxes	91	90	83
Taxes	31	31	28
Net income from discontinued operations	60	59	55

United Kingdom	Years Ended December 31,
	2005	2004	2003
	(millions of dollars)
Revenues, net of royalties	98	75	46
Expenses
Operating, marketing and general	23	27	20
Interest	2	—	—
Depreciation, depletion and amortization	25	23	26
Income from discontinued operations before income taxes	48	25	—
Taxes	24	14	—
Net income from discontinued operations	24	11	—

Total	Years Ended December 31,
	2005	2004	2003
	(millions of dollars)
Revenues, net of royalties	283	239	197
Expenses
Operating, marketing and general	78	57	52
Interest	3	-	-
Depreciation, depletion and amortization	63	67	62
Income from discontinued operations before income taxes	139	115	83
Taxes	55	45	28
Net income from discontinued operations	84	70	55

The impact of the discontinued operations on the Company’s consolidated balance sheets as at December 31, 2005, 2004 and 2003 is set forth below.  The impact on the Company’s consolidated balance sheets as at September 30, 2006 and 2005 is set forth in note 2 of the Third Quarter Financial Statements.

North America	December 31,
	2005	2004	2003
	(millions of dollars)
Assets
Current assets	21	17	17
Property, plant and equipment, net	324	324	316
Goodwill	13	13	13
Total assets	358	354	346

Liabilities
Current liabilities	5	5	7
Asset retirement obligations	17	17	18
Future income taxes	-	—	—
Other long-term liabilities	1	—	—
Total liabilities	23	22	25
Net assets of discontinued operations	335	332	321

United Kingdom	December 31,
	2005	2004	2003
	(millions of dollars)
Assets
Current assets	41	9	10
Property, plant and equipment, net	334	67	78
Goodwill	22	1	—
Total assets	397	77	88

Liabilities
Current liabilities	26	9	12
Asset retirement obligations	28	19	4
Future income taxes	138	12	22
Other long-term liabilities	6	4	—
Total liabilities	198	44	38
Net assets of discontinued operations	199	33	50

Total	December 31,
	2005	2004	2003
	(millions of dollars)
Assets
Current assets	62	26	27
Property, plant and equipment, net	658	391	394
Goodwill	35	14	13
Total assets	755	431	434

Liabilities
Current liabilities	31	14	19
Asset retirement obligations	45	36	22
Future income taxes	138	12	22
Other long-term liabilities	7	4	—
Total liabilities	221	66	63
Net assets of discontinued operations	534	365	371

(2)             Amounts incorporate gains on asset dispositions closed in the relevant period.

(3)             In May 2006 the Company implemented a three-for-one share split of its issued and outstanding common shares. For all periods reported, all references to net income per share, diluted net income per share, weighted-average number of common shares outstanding, common shares issued and outstanding and options and cash units granted, exercised and forfeited have been retroactively adjusted to reflect the impact of the Company’s three-for-one share split.